Kitchenery Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex - Treasury	310,168.14
Brex Primary Checking	8,836.01
PayPal Account - 4	25,887.45
Total Bank Accounts	**344,891.60**
Total Current Assets	**344,891.60**
Other Assets	
Patents, copyrights, & franchises	15,019.00
Total Other Assets	**15,019.00**
TOTAL ASSETS	**$359,910.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,109.75
Total Accounts Payable	**5,109.75**
Credit Cards	
Brex Card Account - 1	86.96
Visa ...4976	1,500.00
Total Credit Cards	**1,586.96**
Other Current Liabilities	
Due to related party	36,054.39
Total Other Current Liabilities	**36,054.39**
Total Current Liabilities	**42,751.10**
Long-Term Liabilities	
Convertible Note	104,329.00
Total Long-Term Liabilities	**104,329.00**
Total Liabilities	**147,080.10**
Equity	
Common stock	78.13
Convertible Equity	20,000.00
Loan To/From Shareholders	24,304.54
Opening balance equity	18,396.36
Retained Earnings	-266,139.17
SAFE Obligations	667,942.84
Net Income	-251,752.20
Total Equity	**212,830.50**
TOTAL LIABILITIES AND EQUITY	**$359,910.60**

Profit and Loss

January - December 2024

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & marketing	17,825.01
Contract labor	35,250.00
Contributions to charities	25.00
Franchise Tax	450.00
General business expenses	20,779.87
Meals	1,691.23
Meals with clients	399.60
Travel meals	746.62
Total Meals	**2,837.45**
Memberships & subscriptions	100.11
Office expenses	5,381.86
Office supplies	5.38
Shipping & postage	1,014.34
Software & apps	2,064.96
Total Office expenses	**8,466.54**
Rent	19,896.89
Travel	2,522.00
Airfare	1,436.31
Hotels	87.00
Taxis or shared rides	28.50
Total Travel	**4,073.81**
Utilities	1,652.31
Internet & TV services	62.41
Phone service	263.75
Total Utilities	**1,978.47**
Total General business expenses	**58,133.14**
Insurance	91.95
Legal & accounting services	1,000.00
Legal Fees	659.98
Total Legal & accounting services	**1,659.98**
Research & Development	5,594.21
Continuing education	12,379.00
Engineering Services	92,034.90
Small Parts & Tools	26,104.98
Total Research & Development	**136,113.09**
Supplies	400.00
Total Expenses	**249,948.17**

	Total
NET OPERATING INCOME	**-249,948.17**
OTHER INCOME	
Credit card rewards	998.59
Grant Income	3,000.00
Interest earned	174.80
Total Other Income	**4,173.39**
OTHER EXPENSES	
Ask My Accountant	3,251.27
Vehicle expenses	149.03
Parking & tolls	109.03
Vehicle gas & fuel	821.29
Vehicle insurance	1,646.80
Total Vehicle expenses	**2,726.15**
Total Other Expenses	**5,977.42**
NET OTHER INCOME	**-1,804.03**
NET INCOME	**$ -251,752.20**

Statement of Cash Flows

Kitchenery Inc.

January 1-December 31, 2024

FULL NAME	2024	TOTAL
OPERATING ACTIVITIES		
Net Income	-251,752.20	-251,752.20
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable (A/P)	0.00	0.00
Brex Card Account - 1	86.96	86.96
Visa ...4976	1,500.00	1,500.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,586.96**	**$1,586.96**
Net cash provided by operating activities	**-250,165.24**	**-$250,165.24**
INVESTING ACTIVITIES		
Patents, copyrights, & franchises	-49.00	-49.00
Net cash provided by investing activities	**-49.00**	**-$49.00**
FINANCING ACTIVITIES		
Common stock	-1.87	-1.87
Loan To/From Shareholders	24,304.54	24,304.54
Opening balance equity	-7,491.09	-7,491.09
SAFE Obligations	450,000.00	450,000.00
Net cash provided by financing activities	**466,811.58**	**$466,811.58**
NET CASH INCREASE FOR PERIOD	**216,597.34**	**$216,597.34**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex - Treasury	398,559.12
Brex Primary Checking	18,429.30
PayPal Account - 4	25,585.14
Total Bank Accounts	**442,573.56**
Total Current Assets	**442,573.56**
Other Assets	
Patents, copyrights, & franchises	18,089.00
Total Other Assets	**18,089.00**
TOTAL ASSETS	**$460,662.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,109.75
Total Accounts Payable	**5,109.75**
Credit Cards	
Brex Card Account - 1	8,641.79
Visa ...4976	1,500.00
Total Credit Cards	**10,141.79**
Other Current Liabilities	
Due to related party	36,054.39
Total Other Current Liabilities	**36,054.39**
Total Current Liabilities	**51,305.93**
Long-Term Liabilities	
Convertible Note	104,329.00
Total Long-Term Liabilities	**104,329.00**
Total Liabilities	**155,634.93**
Equity	
Common stock	78.13
Convertible Equity	20,000.00
Loan To/From Shareholders	20,304.54
Opening balance equity	18,396.36
Retained Earnings	-517,891.37
SAFE Obligations	917,942.84
Net Income	-153,802.87
Total Equity	**305,027.63**
TOTAL LIABILITIES AND EQUITY	**$460,662.56**

Profit and Loss

January - December 2025

	Total
INCOME	
Service Income	106,100.00
Total Income	**106,100.00**
GROSS PROFIT	**106,100.00**
EXPENSES	
Advertising & marketing	172.66
Automobile Expenses	1,247.14
Business licenses	1,018.20
Contract labor	71,198.30
Contributions to charities	210.16
General business expenses	17,320.16
Meals	3,535.50
Memberships & subscriptions	1,066.64
Office expenses	
Office supplies	794.41
Shipping & postage	431.33
Software & apps	4,537.18
Total Office expenses	**5,762.92**
Rent	18,900.00
Travel	14,556.24
Utilities	1,749.84
Total General business expenses	**62,891.30**
Insurance	1,998.07
Legal & accounting services	2,961.20
Research & Development	99,563.02
Continuing education	15,879.00
Engineering Services	6,768.42
Small Parts & Tools	10,774.81
Total Research & Development	**132,985.25**
Total Expenses	**274,682.28**
NET OPERATING INCOME	**-168,582.28**
OTHER INCOME	
Dividends received	14,779.41
Total Other Income	**14,779.41**
NET OTHER INCOME	**14,779.41**
NET INCOME	**$ -153,802.87**

Statement of Cash Flows

Kitchenery Inc.

January 1-December 31, 2025

FULL NAME	2025	TOTAL
OPERATING ACTIVITIES		
Net Income	-153,802.87	-153,802.87
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable (A/R)	0.00	0.00
Brex Card Account - 1	8,554.83	8,554.83
Brex Reimburse	0.00	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,554.83**	**$8,554.83**
Net cash provided by operating activities	**-145,248.04**	**-$145,248.04**
INVESTING ACTIVITIES		
Patents, copyrights, & franchises	-3,070.00	-3,070.00
Net cash provided by investing activities	**-3,070.00**	**-$3,070.00**
FINANCING ACTIVITIES		
Loan To/From Shareholders	-4,000.00	-4,000.00
SAFE Obligations	250,000.00	250,000.00
Net cash provided by financing activities	**246,000.00**	**$246,000.00**
NET CASH INCREASE FOR PERIOD	**97,681.96**	**$97,681.96**

Kitchenery Inc.
Statement of Changes in Equity

Opening Balance of Stockholders' Equity	212,830.50	464,582.70
Net Income (Loss)	(153,802.87)	(251,752.20)
SAFE / Convertible Equity Issuances	250,000.00	450,000.00
Shareholder Contributions (Loans/Equity)	(4,000.00)	24,304.54
Other Equity Adjustments	—	(474,304.54)
Closing Balance of Stockholders' Equity	305,027.63	212,830.50

Kitchenery Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Kitchenery Inc. (the "Company") is a corporation organized on November 22, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.